UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F/A

Certification of a Foreign Private Issuer’s Termination of Registration of a
Class of Securities Under Section 12(g) of the Securities Exchange Act of 1934
or its Termination of the Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File No.: 0-50822

NWT URANIUM CORPORATION
(Exact name of registrant as specified in its charter)

Suite 1102, 70 York Street
Toronto, Ontario, Canada M5J 1S9
Tel.: (416) 504-3978
(Address, including ZIP code, and telephone number, including area code of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

On July 15, 2010 we filed a Form 15F with the Commission stating that we had less than 300 shareholders of record resident in the United States. Subsequent to the filing of the Form 15F we received information that caused us to reasonably believe that when we filed the Form 15F we had more than 300 shareholders of record resident in the United States. Accordingly, the original Form 15F dated July 15, 2010 is hereby withdrawn. The Company will now be required to file all reports, including its Annual Report on Form 20-F for the year ended December 31, 2009, that it would have had to file had it not filed the Form 15F.

Pursuant to the requirements of the Securities Exchange Act of 1934, NWT Uranium Corporation has duly authorized the undersigned person to sign on its behalf this amended certification on Form 15F.

Date: September 13, 2010

By: /s/ Raphael Danon
Name: Raphael Danon
Title: Chief Financial Officer